(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC File Number: CUSIP Number:

For Period Ended: September 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Heritage Bankshares, Inc.

Full Name of Registrant

Former Name if Applicable

200 East Plume Street

Address of Principal Executive Office (Street and Number)

Norfolk, Virginia 23510

City, State and Zip Code

PART II – RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Heritage Bankshares, Inc. (the “Registrant”) is unable to file its Quarterly Report on Form 10-QSB for the quarter ended September 30, 2005 (the “Form 10-QSB”) by the prescribed filing deadline without unreasonable effort or expense. As previously reported, the Registrant installed a new management team in February 2005. The new management team subsequently discovered certain accounting errors in previously reported financial statements for 2004 and concluded and announced that the financial statements should no longer be relied upon and would be restated. (Please refer to Form 8-K filed on March 30, 2005, as well as Forms 12b-25 filed on April 1, 2005, May 17, 2005 and August 10, 2005, for additional detail.) In light of the errors discovered, management reviewed the Registrant’s financial statements for the calendar years 2000-2004 and recently concluded and announced that the financial statements for the years ended December 31, 2003 and December 31, 2002 should be restated and no longer relied upon. (Please refer to Form 8-K filed on November 9, 2005 for additional detail.) The Registrant’s management team and independent auditors need additional time to complete the restatements of the applicable financial statements, as well as to prepare and file the Registrant’s Form 10-KSB for the fiscal year ended December 31, 2004 and Forms 10-QSB for the quarters ended March 31, 2005 and June 30, 2005; accordingly, the Registrant will be unable to complete and file the Form 10-QSB on a timely basis without unreasonable effort or expense. The Registrant does not expect that it will be able to file the Form 10-QSB within the 5 day period provided under Rule 12b-25(b)(2)(ii) promulgated under the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael S. Ives (Name)	757 (Area Code)	523-2600 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

The Registrant has not yet filed its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004 or its Forms 10-QSB for the quarters ended March 31, 2005 and June 30, 2005.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

Please see attached explanation

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Heritage Bankshares, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 15, 2005	By	/s/ Michael S. Ives
Michael S. Ives, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Explanation referred to in Part IV, Item (3) of Form 12b-25

The Registrant is required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing an explanation regarding whether the Registrant anticipates that the results of operations it expects to report for the quarter ended September 30, 2005 will reflect significant changes from the results of operations for the quarter ended September 30, 2004.

The Registrant expects that its net income for the quarter ended September 30, 2005 will be approximately $170,000, as previously reported, as compared to net income for the quarter ended September 30, 2004 of approximately $270,000. The Registrant’s net income figure for the quarter ended September 30, 2004 includes the effect of a previously-reported loan loss provision of approximately $300,000, but does not include all adjustments that will be required in connection with the Registrant’s restatement of its financial information for 2004, described above, because the financial analysis and resulting adjustments have not yet been completed. The decrease in net income for the current quarter, as compared to the corresponding quarter in 2004, relates primarily to an increase in noninterest expense in the current quarter, including increased compensation expense and legal and accounting costs.

Due to the Registrant’s continuing review of its financial statements and results and the restatement process described above, the Registrant’s anticipated results of operations described in this release may be adjusted.